UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

BioScrip, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09069N108

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,182,758 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,182,758 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,182,758 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6% (1)
14.	Type of Reporting Person (See Instructions) IA
(1)	Includes (a) 5,622,410 shares of common stock, $0.0001 par value per share (the “Common Shares”), (b) 241,749 Common Shares that could be obtained upon conversion of 10,823 shares of Series A Convertible Preferred Stock, par value $0.0001 per share at a conversion price of $5.17 per share (the “Series A Preferred Shares”), (c) 13,718,600 Common Shares that could be obtained upon conversion of 614,177 shares of Series C Convertible Preferred Stock, par value $0.0001 per share at a conversion price of $5.17 per share (the “Series C Preferred Shares”), (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A warrants to purchase Common Shares at a price of $5.17 per share (the “Class A Warrants”), and (e) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B warrants to purchase Common Shares at a price of $6.45 per share (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 17,841,112 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,841,112 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,841,112 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) 4,312,256 Common Shares, (b) 186,242 Common Shares that could be obtained upon conversion of 8,338 Series A Preferred Shares, (c) 10,569,100 Common Shares that could be obtained upon conversion of 473,175 Series C Preferred Shares, (d) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class A Warrants, and (e) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,553,786 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,553,786 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,553,786 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 3,498,690 Common Shares, (b) 152,179 Common Shares that could be obtained upon conversion of 6,813 Series A Preferred Shares, (c) 8,636,541 Common Shares that could be obtained upon conversion of 386,655 Series C Preferred Shares, (d) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class A Warrants, and (e) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,287,326 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,287,326 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,287,326 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 813,566 Common Shares, (b) 34,063 Common Shares that could be obtained upon conversion of 1,525 Series A Preferred Shares, (c) 1,932,559 Common Shares that could be obtained upon conversion of 86,520 Series C Preferred Shares, (d) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class A Warrants, and (e) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,182,758 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,182,758 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,182,758 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 5,622,410 Common Shares, (b) 241,749 Common Shares that could be obtained upon conversion of 10,823 shares of Series A Convertible Preferred Stock, (c) 13,718,600 Common Shares that could be obtained upon conversion of 614,177 shares of Series C Convertible Preferred Stock, (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (e) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,182,758 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,182,758 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,182,758 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 5,622,410 Common Shares, (b) 241,749 Common Shares that could be obtained upon conversion of 10,823 shares of Series A Convertible Preferred Stock, (c) 13,718,600 Common Shares that could be obtained upon conversion of 614,177 shares of Series C Convertible Preferred Stock, (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (e) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

Explanatory Note: This Amendment No. 3 (this “Amendment”) to the Schedule 13D relating to BioScrip, Inc., a Delaware corporation (the “Issuer”), filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2015 (the “Initial 13D”), as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 27, 2015 and Amendment No. 2 to the Initial 13D filed on April 5, 2016, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Common Stock referred to in Item 4 below by the Filers and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$5,288,210.00
CCP2	Working Capital	$1,183,324.00
Separate Account	Working Capital	$1,928,466.00

Item 4. Purpose of Transaction.

Item 4 is supplemented as follows:

Capitalized terms used herein but not defined herein have the meanings assigned to them in the Initial 13D.

On June 16, 2016, the Issuer entered into an Underwriting Agreement among the Issuer and Jefferies LLC, as representative for the underwriters therein, relating to an underwritten public offering of 45,200,000 Common Shares (the “Offering”). The Filers acquired 4,200,000 Common Shares in the Offering at a purchase price of $2.00 per share.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of Common Shares by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 113,980,241 Common Shares outstanding as of June 22, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on May 2, 2016 and also includes 45,200,000 Common Shares issued in the Offering.

The Filers have not effected transactions in the Common Shares in open market transactions in the sixty days preceding the filing of this Amendment.

Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, Preferred Shares or Warrants reported herein.

CUSIP No. 09069N108 (Common Stock)

The information in Items 4 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Offering, pursuant to a letter dated June 10, 2016 from Shackelton to Jefferies LLC (“Jefferies”) (the “Lock-Up Agreement”), Shackelton, among other things, agreed that, subject to certain exceptions, until September 14, 2016, he will not (and will cause any immediate Family Member (as such term is defined in the Lock-Up Agreement) not to), without the prior written consent of Jefferies:

•	Sell or Offer to Sell (as such terms are defined in the Lock-Up Agreement) any Common Shares or Related Securities (as such term is defined in the Lock-Up Agreement) currently or hereafter owned either of record or beneficially:

•	enter into any Swap (as such term is defined in the Lock-Up Agreement);

•	make any demand for, or exercise any right with respect to, the registration under the Securities Act of 1933, as amended, of the offer and sale of any Common Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration; or

•	publicly announce any intention to do any of the foregoing.

The foregoing description of the Lockup Agreement is qualified in its entirety by reference to the Lock-Up Agreement, which is filed hereto as Exhibit 7 and incorporated herein by reference.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, Preferred Shares and Warrants. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

The information in Item 4 is incorporated herein by reference.

Item 7. Exhibits

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

7	Lock-Up Agreement between Christopher Shackelton and Jefferies LLC, as representative of the several underwriters, dated June 10, 2016.

CUSIP No. 09069N108 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2016

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact